ONE LIBERTY PROPERTIES, INC.
60 Cutter Mill Road, Suite 303
Great Neck, New York  11021

April 27, 2017

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Withdrawal of Acceleration Request of
One Liberty Properties, Inc. (the “Company”)
Registration Statement on Form S-3
Filed March 10, 2017
File No. 333-216611

Ladies and Gentlemen:

The Company hereby requests that its acceleration request dated April 26, 2017 be withdrawn.

If you have any questions or comments, please do not hesitate to contact Jeffrey Baumel, Esq. of Dentons LLP at 973-912-7189 or Asher Gaffney, Esq., Assistant Secretary of the Company at (516) 773-2754.

Very truly yours,

One Liberty Properties, Inc.

By:	/s/ Asher Gaffney
Asher Gaffney
Assistant Secretary

AG/lm

cc:	Jeffrey Baumel, Esq.
Dentons US LLP